February 12, 2025

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Cloudastructure, Inc. Registration Statement on Form S-1 Filed February 6, 2025 File No. 333-284717

Ladies and Gentlemen:

On behalf of Cloudastructure, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to a letter, dated February 10, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-284717), filed with the Commission on February 6, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments and to reflect certain other changes.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.

Registration Statement on Form S-1

Executive and Director Compensation, page 69

1.	Please revise to include executive compensation information for the fiscal year ended December 31, 2024. See Item 402 of Regulation S-K. For additional guidance, consider Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on page 69 of Amendment No. 1 to include executive compensation information for the fiscal year ended December 31, 2024.

February 12, 2025

Principal Stockholders, page 76

2.	It appears Streeterville Capital, LLC should be disclosed as a beneficial owner of more than 5% of your Class A common stock. Please revise or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the beneficial ownership disclosure beginning on page 76 of Amendment No. 1 to include Streeterville’s beneficial ownership, subject to the 4.99% beneficial ownership limitation set forth in the Company’s Certificate of Designations, as well as footnote disclosure to disclose that but for the ownership limitation Streeterville would beneficially own additional shares of Class A common stock.

3.	We note that your Series 1 Convertible Preferred Stock has voting rights. Please revise the beneficial ownership table to provide the disclosures required by Item 403 of Regulation S-K for each class of voting securities.

The Company respectfully acknowledges the Staff’s comment and has revised the beneficial ownership disclosure beginning on page 76 of Amendment No. 1 to include Streeterville’s beneficial ownership of the Series 1 Convertible Preferred Stock.

4.	We note your disclosure on page 43 that, in 2023, three customers accounted for 40% of your revenue and that, in 2022, three customers accounted for 46% of your revenue. Please provide risk factor disclosure regarding risks stemming from your customer concentration.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor disclosure on page 20 of Amendment No. 1 to reflect its disclosure on page 43 related to customer concentration.

Exhibit Index

Exhibit 107, page II-6

5.	Footnote 1 to the filing fee table exhibit, filed as Exhibit 107, states that "an indeterminate number of common shares are registered hereunder that may be issued upon conversion of or exchange for any other securities". Please note that Securities Act Rule 416 does not apply to shares issuable upon conversion of securities where the conversion is determined by fluctuating market prices. Please revise the registration statement to register a reasonable good-faith estimate of the maximum number of shares necessary to cover conversions of the convertible preferred stock. If the estimate turns out to be insufficient, the company must file a new registration statement to register the additional shares for resale. For guidance, consider Question 213.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and has revised Exhibit 107 to remove prior footnote 1.

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Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Sincerely,

SAUL EWING LLP

/s/ Vanessa Schoenthaler
Vanessa Schoenthaler

cc:	James McCormick, Cloudastructure, Inc. Greg Smitherman, Cloudastructure, Inc.